Exhibit 12.1

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,					Nine Months Ended September 30,
	2004	2003	2002	2001	2000	2005	2004
Earnings:
Pre-tax income from continuing operations	$976,782	$849,589	$563,331	$568,014	$481,880	$739,860	$721,629
Interest expense	54,322	54,201	43,724	40,442	37,477	40,653	40,808
Portion of rentals deemed to be interest	2,836	2,478	2,126	1,972	1,859	2,628	2,070

Earnings	$1,033,940	$906,268	$609,181	$610,428	$521,216	$783,141	$764,507

Fixed Charges:
Interest Expense	$54,322	$54,201	$43,724	$40,442	$37,477	$40,653	$40,808
Portion of rentals deemed to be interest	2,836	2,478	2,126	1,972	1,859	2,628	2,070

Fixed Charges	$57,158	$56,679	$45,850	$42,414	$39,336	$43,281	$42,878

Ratio of earnings to fixed charges	18.1	16.0	13.3	14.4	13.3	18.1	17.8